Mail Stop 3720

December 21, 2006

Kai Uwe Ricke
Chairman of the Management Board
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn
Germany

      RE: Deutsche Telekom AG
                Form 20-F for the fiscal year ended December 31, 2005
                File number: 1-14540
                Filed March 14, 2006, as amended March 27, 2006

Dear Mr. Ricke:

      We have reviewed your supplemental response letter dated October 30, 2006 and have the following comments. As noted in our comment letter dated September 19, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F/A#1
Financial Statements,
Mobile Communications, F-24

1.   We note your response to comment 4. Tell us whether you believe that the sale of the handset is an integral part of your business, and therefore held as inventory. If held as inventory, tell us how you considered paragraph 9 of IAS 2 that requires inventories to be measured at the lower of cost or net realizable value. Unless it is concluded, after carefully analysis and considering market condition and competitor price, that it is probable that an entity has the current ability to sell the handset at above cost, it is not clear to us why it would be appropriate to postpone the recognition of the loss until the date of the sale of the handset.

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You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director